WENDY’S/ARBY’S RESTAURANTS, LLC
1155 Perimeter Center West
Atlanta, Georgia 30338

August 28, 2009

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Wendy’s/Arby’s Restaurants, LLC
 Registration Statement on Form S-4 (File No. 333-      )

Ladies and Gentlemen:

     Wendy’s/Arby’s Restaurants, LLC (the “Company”), and certain of the Company’s subsidiaries (the “Guarantors,” and the Guarantors, together with the Company, the “Co-Registrants”) have filed a registration statement on Form S-4 for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $565,000,000 aggregate principal amount of the Company’s 10.00% Senior Notes due 2016 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Company’s outstanding 10.00% Senior Notes due 2016 (the “Existing Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors (the “Guarantees”). The Co-Registrants are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

     Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the

Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

     Each of the Co-Registrants represents that, to the best of such Co-Registrant’s information and belief, no holder or beneficial owner of the outstanding Existing Notes is an affiliate of such Co-Registrant.

     The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

Wendy’s/Arby’s Restaurants, LLC
Wendy’s International, Inc.
The New Bakery Co. of Ohio, Inc.
Wendy’s of Denver, Inc.
Wendy’s of N.E. Florida, Inc.
Wendy’s Old Fashioned Hamburgers of New
     York, Inc.
BDJ 71112, LLC
Arby’s Restaurant Holdings, LLC
Triarc Restaurant Holdings, LLC
Arby’s Restaurant Group, Inc.
Arby’s Restaurant, LLC
Arby’s, LLC
Wendy’s/Arby’s Support Center, LLC
ARG Services, Inc.
Sybra, LLC
Arby’s IP Holder Trust
RTM Acquisition Company, LLC
RTM, LLC
RTM Partners, LLC
RTM Operating Company, LLC
RTM Development Company, LLC
RTMSC, LLC
RTM Georgia, LLC
RTM Alabama, LLC

RTM West, LLC
RTM Sea-Tac, LLC
RTM Indianapolis, LLC
Franchise Associates, LLC
RTM Savannah, LLC
RTM Gulf Coast, LLC
RTM Portland, LLC
RTM Mid-America, LLC
ARG Resources, LLC
Wendy’s/Arby’s International, Inc.
Wendy’s/Arby’s International Services, Inc.

By:	/s/ Nils H. Okeson
	Name:	Nils H. Okeson
	Title:	General Counsel and Secretary

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP